Law Offices of
Paul, Hastings, Janofsky & Walker LLP
55 Second Street
San Francisco, California 94105-3441
Telephone (415) 856-7000
Facsimile (415) 856-7100
Internet www.paulhastings.com
December 8, 2005
VIA EDGAR CORRESPONDENCE FILING
Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Christian Sandoe

Re:	Kayne Anderson MLP Investment Company Registration Statement on Form N-2 (File Nos. 333-129325 & 811-21593)

Dear Mr. Sandoe:
     On behalf of Kayne Anderson MLP Investment Company (the “Registrant”), attached please find an acceleration request for your consideration with respect to the Registrant’s registration statement on Form N-2.
     Please direct any inquiries regarding this filing to the undersigned at (415) 856-7041.

Very truly yours,

/s/ H. Sarah Whittington

for PAUL, HASTINGS, JANOFSKY & WALKER LLP
Enclosures

Kayne Anderson MLP Investment Company
1800 Avenue of the Stars
Los Angeles, California 90067
(310) 284-6438
December 8, 2005
VIA EDGAR
Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Christian Sandoe

Re:	Kayne Anderson MLP Investment Company Auction Rate Senior Notes, Series E Registration Statement on Form N-2 (File Nos. 333-129325 & 811-21593)

Dear Mr. Sandoe:
     Pursuant to Rule 461 under the Securities Act of 1933, Kayne Anderson MLP Investment Company (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective by 2:00 p.m. Washington, D.C. time on Thursday, December 8, 2005, or as soon thereafter as practicable.
     The request of the representative of the underwriters, Lehman Brothers Inc., for acceleration of the effectiveness of the Registration Statement, dated December 7, 2005, will be filed with EDGAR by separate letter.
     The Company acknowledges the following: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours, Kayne Anderson MLP Investment Company
By:	/s/ David J. Shladovsky
David J. Shladovsky
Secretary

cc:	Kevin S. McCarthy David A. Hearth

Lehman Brothers Inc.
745 Seventh Avenue
New York, NY 10019
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Christian Sandoe

Re:	Kayne Anderson MLP Investment Company Registration Statement on Form N-2 (File Nos. 333-129325; 811-21593)
December 7, 2005
Dear Mr. Sandoe:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of Kayne Anderson MLP Investment Company, that the effective date of the above-referenced Registration Statement be accelerated so it may become effective by 2:00 p.m. on Thursday, December 8, 2005, or as soon thereafter as practicable.
Very truly yours,
LEHMAN BROTHERS INC.

By:	/s/ Erin Callan
	Name:	Erin Callan
	Title:	Managing Director